Exhibit 4.4

E. I. DU PONT DE NEMOURS AND COMPANY

STOCK ACCUMULATION AND DEFERRED

COMPENSATION PLAN FOR DIRECTORS

(Amended Effective August 31, 2017)

1. PURPOSE OF THE PLAN

The purpose of the DuPont Stock Accumulation and Deferred Compensation Plan for Directors (the “Plan”) is to permit Directors to defer the payment of all or a specified part of their compensation for services performed as Directors.

This amendment and restatement of the Plan (“2009 Restatement”) is intended to reflect the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (“Code”) and the rulings and regulations issued thereunder (collectively, “Code Section 409A”) and shall be administered and construed in accordance with such requirements.

The provisions of this 2009 Restatement shall apply to amounts deferred in taxable years beginning after December 31, 2008. Notwithstanding the foregoing, paragraph 11 of this 2009 Restatement shall, to the extent provided therein, apply to amounts deferred in taxable years before 2009; provided, however, that such amounts were not: (i) earned and vested before January 1, 2005; and (ii) paid to a Director on or before December 31, 2008. For purposes of this paragraph, a right to an amount is earned and vested only if the amount is not subject to a substantial risk of forfeiture for purposes of Code Section 409A.

2. ELIGIBILITY

Members of the Board of Directors of the Company who are not employees of the Company or any of its subsidiaries or affiliates shall be eligible under this Plan to defer compensation for services performed as Directors.

3. ADMINISTRATION AND AMENDMENT

The Plan shall be administered by the Compensation Committee of the Board of Directors (the “Committee”). The decision of the Committee with respect to any questions arising as to the interpretation of this Plan, including the severability of any and all of the provisions thereof, shall be final, conclusive and binding. The Board of Directors of the Company reserves the right to modify the Plan from time to time, or to terminate the Plan entirely, provided, however, that (1) no modification of the Plan shall operate to annul an election already in effect for the current calendar year or any preceding calendar year; (2) that the foregoing shall not preclude any amendment necessary or desirable to conform to changes in applicable law, including, but not limited to, changes in the Code; and (3) upon termination of the Plan, except to the extent otherwise permitted under Code Section 409A, all balances will be distributed in accordance with the terms of the Plan as in effect on the date of termination.

The Committee is authorized, subject to the provisions of the Plan, from time to time to establish such rules and regulations as it deems appropriate for the proper administration of the Plan, and to make such determinations and take such steps in connection therewith as it deems necessary or advisable.

4. COMPLIANCE WITH SECTION 16 OF THE EXCHANGE ACT / CHANGE IN LAW

It is the Company’s intent that the Plan comply in all respects with Rule 16b-3 of the Exchange Act, or its successor, and any regulations promulgated thereunder. If any provision of this Plan is found not to be in compliance with such rule and regulations, the provision shall be deemed null and void, and the remaining provisions of the Plan shall continue in full force and effect. All transactions under this Plan shall be executed in accordance with the requirements of Section 16 of the Exchange Act and the regulations promulgated thereunder.

The Board of Directors may, in its sole discretion, modify the terms and conditions of this Plan in response to and consistent with any changes in applicable law, rule or regulation.

5. ELECTION TO DEFER AND FORM OF PAYMENT

On or before December 31 of any calendar year, a Director may elect to defer, in the form of cash or stock units, the payment of all or a specified part of all fees payable to the Director for services as a Director during the following calendar year.

To the extent permitted under Code Section 409A, any person who shall become a Director during any calendar year, and who was not a Director of the Company on the preceding December 31, may elect, within thirty days after election to the Board, to defer in the same manner the receipt of the payment of all or a specified part of fees not yet earned for the remainder of that calendar year in the form of cash or stock units.

At the time a Director elects to defer his/her fees for a calendar year, he/she must also elect:

i.	the payment event for such deferred amounts (a specified calendar year or his/her separation from service (within the meaning of Code Section 409A))

ii.	with respect to amounts deferred to separation from service, the form of payment (lump sum or equal annual installments)

iii.	the number of equal annual installments, if applicable; and

iv.	the calendar year following his/her separation from service in which payment(s) of such deferred amounts shall commence (if distribution is to commence by reason of a separation from service). For purposes of clarity, calendar year in this context refers to the sequential calendar year following separation from service (for example, first calendar year, second calendar year, etc.))

Amounts deferred to a specified year shall be payable only in a lump sum during the specified calendar year. If amounts are payable in equal annual installments, the first annual installment shall be made in the calendar year specified pursuant to (iv) above with remaining installments paid in successive calendar years until all installments have been paid.

Elections shall be made by written notice delivered to the Secretary of the Committee. All such elections as to deferral and form of payment are irrevocable.

6. DIRECTORS’ ACCOUNTS

Fees deferred in the form of cash shall be held in the general funds of the Company and shall be credited to an account in the name of the Director. Deferred cash will bear interest at a rate corresponding to the average 30-year Treasury securities rate applicable for the quarter (or at such other rate as may be specified by the Committee from time to time). Interest will be compounded quarterly and will also be deferred. If the rate changes, the new rate will apply to all deferred cash amounts beginning with the following quarter. Fees deferred in the form of stock units shall be allocated to each Director’s account based on the closing price of the Company’s common stock as reported on the Composite Tape of the New York Stock Exchange (“Stock Price”) on the date the fees would otherwise have been paid. The Company shall not be required to reserve or otherwise set aside shares of common stock for the payment of its obligations hereunder, but shall make available as and when required a sufficient number of shares of common stock to meet the needs of the Plan. An amount equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in common stock of the Company) payable on the number of shares represented by the number of stock units in each Director’s account will be allocated to each Director’s account in the form of stock units based upon the Stock Price on the dividend payment date. Any stock dividends payable on such number of shares will be allocated in the form of stock units. If adjustments are made to outstanding shares of common stock as a result of split-ups, recapitalizations, mergers, consolidations and the like, an appropriate adjustment shall also be made in the number of stock units in a Director’s account. Stock units shall not entitle any person to rights of a stockholder unless and until shares of Company common stock have been issued to that person with respect to stock units as provided in Article 7.

7. PAYMENT FROM DIRECTORS’ ACCOUNTS

The aggregate amount of deferred fees, together with interest and dividend equivalents accrued thereon, shall be paid in accordance with the time and form of payment elections made by the Director under paragraph 5. Amounts credited to a Director’s account in cash shall be paid in cash and amounts credited in stock units shall be paid in one share of common stock of the Company for each stock unit, except that a cash payment will be made with any final installment for any fraction of a stock unit remaining in the Director’s account. Such fractional share shall be valued at the closing Stock Price on the date of settlement. Restricted stock units payable in cash, and the dividend equivalents associated with such deferred units, shall be paid in cash, each unit to equal the value of one share of DuPont common stock based on the average of the high and low prices of DuPont common stock as reported on the Composite Tape of the New York Stock Exchange as of the effective date of payment.

8. PAYMENT IN EVENT OF DEATH

A Director may file with the Secretary of the Committee a written designation of a beneficiary for his or her account under the Plan on such form as may be prescribed by the Committee, and may, from time to time, amend or revoke such designation. If a Director should die before all deferred amounts credited to the Director’s account have been distributed, the balance of any deferred fees and interest and dividend equivalents then in the Director’s account shall be paid to the Director’s designated beneficiary upon the Director’s death. If the Director did not designate a beneficiary, or in the event that the beneficiary designated by the Director shall have predeceased the Director, the balance in the Director’s account shall be paid promptly to the Director’s estate.

9. NONASSIGNABILITY

During a Director’s lifetime, the right to any deferred fees, including interest and dividend equivalents thereon, shall not be transferable or assignable, except as may otherwise be provided in rules established by the Committee.

10. GOVERNING LAW

The validity and construction of the Plan shall be governed by the laws of the State of Delaware.

11. PRIOR PLAN AMOUNTS

Notwithstanding anything in this Plan to the contrary, this paragraph 11 shall, to the extent provided herein, apply to amounts deferred in taxable years beginning before 2009; provided, however, that such amounts were not: (i) earned and vested before January 1, 2005; and (ii) paid to a Director on or before December 31, 2008. For purposes of this paragraph, a right to an amount is earned and vested only if the amount is not subject to a substantial risk of forfeiture for purposes of Code Section 409A and the applicable rulings and regulations issued thereunder.

To the extent that an amount is payable in connection with a Director’s retirement or other separation from service as Director of the Company, no amounts shall be paid hereunder on account thereof unless such retirement or separation from service constitutes a separation from service within the meaning of Code Section 409A.

To the extent that an amount is payable promptly at the beginning of a calendar year, whether as a result of a Director’s deferral election or the terms of a prior plan document, such amount shall be paid no later than the last day of that calendar year.

12. MERGER INVOLVING THE DOW CHEMICAL COMPANY

Effective as of the “Closing Date” (as that term is defined in that certain Agreement and Plan of Merger, dated as of December 11, 2015 (as it may be amended from time to time, the “Merger Agreement”), by and among DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc. (“DWDP”)), The Dow Chemical Company (“Dow”), Diamond Merger Sub, Inc., E. I. du Pont de Nemours and Company (“DuPont”) and Orion Merger Sub, Inc.), DuPont became a subsidiary of DWDP (the “Merger”), and, to the extent applicable under the terms of this Plan, the Merger constituted a “Change in Control” for purposes of this Plan. Accordingly, as of the Closing Date, to the extent applicable in respect of this Plan: (i) any amounts under the Plan that otherwise would have been denominated in the common stock of DuPont shall be deemed denominated in shares of common stock of DWDP, subject to and in accordance with the applicable terms of the Merger Agreement; (ii) the conditions to participation in the Plan shall not be changed from those in effect immediately before the Closing Date (such that, among other things, only those service providers of DuPont or its subsidiaries (and not any service providers of Dow or its subsidiaries in their capacity as such) shall be eligible to participate in the Plan); (iii) the terms and conditions of the administration of the Plan shall not be changed from those in effect immediately before the Closing Date (or as previously may have been provided by DuPont to be effective as of or following the Closing Date) except that, in any event, in respect of participation by directors or executive officers of DWDP, the Plan shall be administered by the Compensation Committee of the Board of Directors of DWDP to the extent required to comply with the requirements of applicable law or any exchange on which the capital stock of DWDP may be listed; and (iv) the Plan otherwise shall be administered and interpreted to (A) conform to the terms and conditions of the Merger Agreement and further the intended effects of the Merger and (B) not result in the imposition of any tax under Section 409A of the Internal Revenue Code of 1986, as amended.